G-405 . BB 2/20 *

08025906

U.S. DEPARTMENT OF THE TREASURY

WASHINGTON, D.C. 20220

OMB APPROVAL
OMB = 1505-0100 Expires: September 1998

ANNUAL AUDITED REPORT FORM G-405 PART III

FACING PAGE
Information Required of Government Securities Brokers and Dealers Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

SEC FILE NO.
8-37795

REPORT FOR THE PERIOD BEGINNING 12/01/06 (MM/DD/YY) AND ENDING 11/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

Morgan Stanley Market Products Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1585 Broadway
(No. and Street)

PROCESSED
FEB 22 2008
THOMSON FINANCIAL

New York,	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Ghiorsi — (212) 276-2489
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name - if individual, state last, first, middle name)

DELOITTE & TOUCHE LLP

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 31 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2.*

SEC 1410 (11-84)

MORGAN STANLEY MARKET PRODUCTS INC.
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

AFFIRMATION

I, Joseph R. D'Auria affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Morgan Stanley Market Products Inc. at and for the year ended November 30, 2007 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Joseph R. D'Auria
Vice President

Subscribed to before me this
28th day of January, 2008.

Notary Public

CHRISTINE L. SZYMANSKI
Notary Public, State of New York
No. 01SZ4957901
Qualified in New York County
Commission Expired Oct. 23, 2009

MORGAN STANLEY MARKET PRODUCTS INC.
TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Morgan Stanley Market Products Inc.

We have audited the accompanying statement of financial condition of Morgan Stanley Market Products Inc. (the "Company") as of November 30, 2007, that you are filing pursuant to Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, and audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 and Note 3 to the financial statements, effective December 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurement."

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Morgan Stanley Market Products Inc. at November 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 28, 2008

MORGAN STANLEY MARKET PRODUCTS INC.
STATEMENT OF FINANCIAL CONDITION
November 30, 2007
(In thousands of dollars, except share data)

ASSETS

Cash and cash equivalents	$ 1,496,057
Securities segregated under federal regulations (securities received as collateral at fair value of $21,580)	19,000
Financial instruments owned:	
U.S. government and agency securities ($9,024,925 pledged to an affiliate)	8,625,620
Preferred equity securities	215,443
Derivative contracts	540,221
Securities purchased under agreements to resell	60,192
Receivables:	
Customers (net of allowance)	166,323
Brokers, dealers and clearing organizations	689,389
Interest	52,103
Affiliates	424
Other	88
Total assets	$ 11,864,860

LIABILITIES AND STOCKHOLDER'S EQUITY

Short term borrowings from affiliates	$ 56,715
Financial instruments sold, not yet purchased:	
U.S. government and agency securities	83,969
Derivative contracts	783,868
Securities sold under agreements to repurchase	9,877,260
Payables:	
Customers	173,545
Brokers, dealers and clearing organizations	164,612
Interest	13,144
	11,153,113
Subordinated liabilities	350,000
Stockholder's equity:	
Preferred stock (no par value, 100 shares authorized, 20 shares issued and outstanding)	20,000
Common stock ($1 par value, 1,000 shares authorized, issued and outstanding)	1
Paid-in capital	520,060
Accumulated deficit	(178,314)
Total stockholder's equity	361,747
Total liabilities and stockholder's equity	$ 11,864,860

See Notes to Statement of Financial Condition.

MORGAN STANLEY MARKET PRODUCTS INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
November 30, 2007
(In thousands of dollars, except where noted)

Note 1 - Introduction and Basis of Presentation

The Company

Morgan Stanley Market Products Inc. (the "Company") is primarily engaged in the trading, on a principal basis, of U.S. government agency mortgage-backed securities and mortgage-backed securities forward contracts ("TBAs"). The Company also trades U.S. government securities, over-the-counter ("OTC") options on U.S. government securities and interest rate futures contracts. In addition, the Company holds preferred equity securities for investment purposes.

The Company is registered with the Securities and Exchange Commission as a government securities broker-dealer and is governed by the provisions of the Government Securities Act of 1986. The Company is a wholly owned subsidiary of Morgan Stanley (the "Parent").

Basis of Financial Information

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments and other matters that affect the statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Related Party Transactions

At November 30, 2007, all securities purchased under agreements to resell ("reverse repurchase agreements") including securities segregated under federal regulations, and all securities sold under agreements to repurchase ("repurchase agreements") are with MS&Co. In addition, the Company engages in the purchase and sale of U.S. government and agency securities and TBAs with affiliates as well as preferred equity securities held for investment purposes.

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

Receivables and Payables – Customers

Receivables from and payables to customers include amounts due on cash transactions. The Company performs periodic credit evaluation of its customers' financial condition. The Company establishes an allowance for doubtful accounts based on factors surrounding the credit risk of customers and other information. As of November 30, 2007, an allowance of $5,603 has been recorded by the Company.

Securities Segregated Under Federal Regulations

Securities segregated under federal regulations include securities received as collateral segregated in compliance with federal and other regulations and represent amounts deposited by customers and amounts accruing to customers as a result of trades or contracts.

Financial Instruments and Fair Value

A significant portion of the Company's financial instruments are carried at fair value with changes in fair value recognized in earnings each period. A description of the Company's policies regarding fair value measurement and its application to these financial instruments follows.

Financial Instruments Measured at Fair Value

All of the instruments within financial instruments owned and financial instruments sold, not yet purchased, are measured at fair value. These instruments primarily represent the Company's trading and investment activities and include both cash and derivative products.

Fair Value Measurement - Definition and Hierarchy

The Company adopted the provisions of SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective December 1, 2006. See "Accounting Developments" herein for additional information regarding the Company's adoption of SFAS No. 157. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches including market, income and/or cost approaches. SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1 -- Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

  Assets and liabilities utilizing Level 1 inputs include exchange-traded equity securities that are actively traded and listed derivatives that are actively traded, most U.S. Government and agency securities.

- Level 2 -- Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

  Assets and liabilities utilizing Level 2 inputs include exchange-traded equity securities that are not actively traded, listed derivatives that are not actively traded, most over-the-counter derivatives, restricted stock, certain collateralized debt obligations, certain residential and commercial mortgage loans, certain mortgage-backed and asset-backed securities.

- Level 3 -- Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

  Assets and liabilities utilizing Level 3 inputs include investments in certain collateralized debt obligations, certain mortgage-backed and asset-backed securities, certain preferred equity securities, retained interests in certain securitization transactions.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. Therefore, even when market assumptions are not readily available the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses inputs that are current as of the measurement date, including during periods of market dislocation. In normally active markets, the price transparency for actively quoted instruments may be reduced during periods of market dislocation. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3.

Valuation Techniques

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the Company and others are willing to pay for an asset. Ask prices represent the lowest price that the Company and others are willing to accept for an asset. For financial instruments whose inputs are based on bid-ask prices, the Company does not require that fair value always be a predetermined point in the bid-ask range. The Company's policy is to allow for mid-market pricing and adjusting to the point within the bid-ask range that meets the Company's best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

OTC Derivative Contracts

Fair value for OTC derivative contracts, such as forward and option contracts related to interest rates, is derived primarily using pricing models.

Pricing models take into account the contract terms (including maturity) as well as multiple inputs including, where applicable, interest rate yield curves, credit curves, creditworthiness of the counterparty, and option volatility. Where appropriate, valuation adjustments are made to account for various factors, including bid-ask spreads, credit quality and market liquidity. These adjustments are applied on a consistent basis and are based upon observable inputs where available.

Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be modeled using a series of techniques, including closed-form analytic formulae, such as the Black-Scholes option-pricing model, and simulation models or a combination thereof. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgment, and the pricing inputs are observed from actively quoted markets, as is the case for option contracts. In the case of more established derivative products, the pricing models used by the Company are widely accepted by the financial services industry. A substantial majority of OTC derivative products valued by the Company using pricing models fall into this category and are categorized within Level 2 of the fair value hierarchy. Other derivative products, typically the newest and most complex products, will require more judgment in the implementation of the modeling technique applied due to the complexity of the modeling assumptions and the reduced observability of inputs. These instruments involve significant unobservable inputs and are categorized in Level 3 of the fair value hierarchy.

The fair value of OTC financial instruments, including derivative contracts related to financial instruments, are presented in the accompanying statement of financial condition on a net-by-counterparty basis, when appropriate.

Purchases and sales of financial instruments as well as related expenses are recorded in the accounts on trade date. Unrealized gains and losses arising from the Company's dealings in OTC financial instruments are presented in the accompanying statement of financial condition on a net-by-counterparty basis, when appropriate.

Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, and net receivables / payables arising from unsettled trades. Payables to brokers, dealers and clearing organizations include amounts payables for securities not received by the Company from a seller by the settlement dates.

Customer Transactions

Customers' securities transactions are recorded on a settlement date basis with related revenues and expenses recorded on trade date basis.

Income Taxes

Income taxes are provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates.

Accounting Developments

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 on December 1, 2007 did not have a material impact on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In addition, SFAS No. 157 disallows the use of block discounts for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market, and nullifies select guidance provided by Emerging Issues Task Force ("EITF") Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities," which prohibited the recognition of trading gains or losses at the inception of a derivative contract, unless the fair value of such derivative is obtained from a quoted market price, or other valuation technique that incorporates observable market data. SFAS No. 157 also requires the Company to consider its own credit spreads when measuring the fair value of liabilities, including derivatives. Effective December 1, 2006, the Company elected early adoption of SFAS No. 157 and the effect of the adoption is immaterial.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159") which provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has adopted SFAS No. 159 but not elected to apply the fair value option to any financial assets and liabilities at November 30, 2007.

Note 3 – Fair Value Disclosures

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 2 for a discussion of the Company's policies regarding this hierarchy.

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of November 30, 2007.

Assets and Liabilities Measured at Fair Value on a Recurring Basis as of November 30, 2007

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of November 30, 2007
Assets				
Financial instruments owned:				
U.S. government and agency securities	$ 41,205	$ 8,580,022	$ 4,393	$ 8,625,620
Preferred equity securities	195,283	—	20,160	215,443
Derivative contracts	—	540,221	—	540,221
Total financial instruments owned	236,488	9,120,243	24,553	9,381,284
Liabilities				
Financial instruments sold, not yet purchased:				
U.S. government and agency securities	$ 73,084	$ 10,885	$ —	$ 83,969
Derivative contracts	—	783,868	—	783,868
Total financial instruments sold, not yet purchased	73,084	794,753	—	867,837

Financial Assets and Liabilities Not Measured at Fair Value

Some of the Company's financial assets and liabilities are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Cash and cash equivalents, securities segregated under federal regulations, securities purchased under agreements to resell, securities sold under agreements to repurchase, receivables – customers, receivables – brokers, dealers and clearing organizations, payables-customers, and payables-brokers, dealers and clearing organizations.

Note 4 - Collateralized Transactions

Reverse repurchase agreements and repurchase agreements, principally U.S. government and agency securities, are carried at the amounts at which the securities subsequently will be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. The Company's policy is to take possession of securities purchased under agreements to resell.

The Company pledges its financial instruments owned to collateralized repurchase agreements. Pledged securities that can be sold or repledged by the secured party are identified as financial instruments owned (pledged to an affiliate) on the statement of financial condition. At November 30, 2007, the affiliate, MS&Co., had the right to sell or repledge all securities owned that were pledged as collateral by the Company.

The Company enters into reverse repurchase agreements and repurchase agreements to, among other things, finance the Company's inventory positions, acquire securities to cover short positions and settle other securities obligations. Under these agreements and transactions, the Company either receives or provides collateral, including U.S. government and federal agency securities. The Company receives collateral in the form of securities in connection with reverse repurchase agreements. In all cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements or for delivery to counterparties to cover short positions. At November 30, 2007, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $81,230, all of which has been sold or repledged.

The Company manages credit exposure arising from reverse repurchase agreements and repurchase agreements by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate collateral and the right to offset a counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralized. Where deemed appropriate, the Company's agreements with third parties specify its rights to request additional collateral. For these transactions, the Company's adherence to collateral policies significantly limits the Company's credit exposure in the event of customer default.

Note 5 - Short-Term Borrowings

Short-term borrowings from affiliates are unsecured, bear interest at prevailing market rates and are payable on demand. Such balance consists primarily of intercompany funding from the Parent as well as other intercompany payables which settle in the normal course of business. Other short-term borrowings consist of loans which are unsecured, generally bear interest at rates based upon the federal funds rate and are payable on demand.

Note 6 - Subordinated Liabilities

Subordinated liabilities are with the Parent and consist of a Cash Subordination Agreement and a Subordinated Revolving Credit Agreement.

The Cash Subordination Agreement is for $100,000, bears interest based upon the London Interbank Offered Rate and has a maturity date of December 31, 2011. Additionally, $250,000 is payable under the Company's Subordinated Revolving Credit Agreement, which has an availability termination date of December 31, 2010 and a maturity date of December 31, 2011. Interest on this borrowing is payable at such rates as shall have been agreed upon by the counterparties at the time of each advance.

The estimated fair values of the Company's Cash Subordination and Subordinated Revolving Credit Agreements, based on rates available to the Company at November 30, 2007 for debt with similar terms and maturities, was approximately $337,393.

Note 7 - Commitments and Contingencies

Securities Activities

Financial instruments sold, not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amounts recognized in the statement of financial condition.

Note 8 - Trading Activities

Trading

The Company is a market maker for U.S. government agency mortgage-backed securities and trades in U.S. government securities. In addition, the Company is a dealer in OTC options on U.S. government securities and TBAs.

The Company uses TBAs in its role as a dealer in mortgage-backed securities and facilitates customer trades by taking positions in the TBA market. Typically, these positions are hedged by offsetting TBAs or underlying cash positions.

Risk Management

The Company's risk management policies and related procedures are integrated with those of the Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global basis with consideration given to each subsidiary's, including the Company's, specific capital and regulatory requirements. For the discussion which follows, the term "Company" includes the Parent and its subsidiaries.

The cornerstone of the Company's risk management philosophy is protection of the Company's franchise, reputation and financial standing. The Company's risk management philosophy is based on the following principles: comprehensiveness, independence, accountability defined risk tolerance and transparency. Given the importance of effective risk management to the Company's reputation, senior management requires thorough and frequent communication and appropriate escalation of risk matters.

Risk management at the Company requires independent Company-level oversight, constant communication, judgment, and knowledge of specialized products and markets. The Company's senior management takes an active role in the identification, assessment and management of various risks of the Company. In recognition of the increasingly varied and complex nature of the financial services business, the Company's risk management philosophy, with its attendant policies, procedures and methodologies, is evolutionary in nature and subject to ongoing review and modification.

The nature of the Company's risks, coupled with this risk management philosophy, forms the Company's risk governance structure. The Company's risk governance structure includes the Firm Risk Committee the Capital Structure and Strategic Transactions Committee, the Chief Risk Officer, the Internal Audit Department, independent control groups and various risk control managers, committees and groups located within the business units.

The Firm Risk Committee, composed of the Company's most senior officers, oversees the Company's risk management structure. The Firm Risk Committee's responsibilities include oversight of the Company's risk management principles, procedures and limits, and the monitoring of material financial, operational and franchise risks. The Firm Risk Committee is overseen by the Audit Committee of the Board of Directors (the "Audit Committee"). The Capital Structure and Strategic Transactions Committee (the "Capital Committee") reviews strategic transactions for the Company and significant changes to the Company's capital structure. The Capital Committee's responsibilities include reviewing measures of capital and evaluating capital resources relative to the Company's risk profile and strategy.

The Chief Risk Officer, a member of the Firm Risk Committee, oversees compliance with Company risk limits; approves certain excessions of Company risk limits; reviews material market and credit risks, and reviews results of risk management processes with the Audit Committee.

The Internal Audit Department provides independent risk and control assessment and reports to the Audit Committee and administratively to the Chief Legal Officer. The Internal Audit Department periodically examines the Company's operational and control environment and conducts audits designed to cover all major risk categories.

The Market Risk, Credit Risk, Operational Risk, Financial Control, Treasury and Legal and Compliance Departments (collectively, the "Company Control Groups"), which are all independent of the Company's business units, assist senior management and the Firm Risk Committee in monitoring and controlling the Company's risk through a number of control processes. The Company is committed to employing qualified personnel with appropriate expertise in each of its various administrative and business areas to implement effectively the Company's risk management and monitoring systems and processes.

Each business unit has a risk committee that is responsible for ensuring that the business unit, as applicable: adheres to established limits for market, credit, operational and other risks; implements risk measurement, monitoring, and management policies and procedures that are consistent with the risk framework established by the Firm Risk Committee; and reviews, on a periodic basis, its aggregate risk exposures, risk exception experience, and the efficacy of its risk identification, measurement, monitoring, and management policies and procedures, and related controls.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices), correlations or other market factors, such as liquidity, will result in losses for a position or portfolio.

The Company manages the market risk associated with its trading activities on a Company-wide basis, on a trading division level and on an individual product basis. Aggregate market risk limits have been approved for the Company and for each major trading division. Additional market risk limits are assigned to trading desks and, as appropriate, products. Trading division risk managers, desk risk managers, traders and the Market Risk Department monitor market risk measures against limits in accordance with policies set by senior management.

The Market Risk Department independently reviews the Company's trading portfolios on a regular basis from a market risk perspective utilizing Value-at-Risk and other quantitative and qualitative risk measures and analyses. The Company's trading businesses and the Market Risk Department also use, as appropriate, measures such as sensitivity to changes in interest rates, prices, implied volatilities and time decay to monitor and report market risk exposures. Stress testing, which measures the impact on the value of existing portfolios of specified changes in market factors for certain products, is performed periodically and is reviewed by trading division risk managers, desk risk managers and the Market Risk Department. The Market Risk Department also conducts scenario analyses, which estimate the Company's revenue sensitivity to a set of specific, predefined market and geopolitical events.

Credit Risk

The Company's exposure to credit risk arises from the possibility that a customer or counterparty to a transaction might fail to perform under its contractual commitment, which could result in the Company incurring losses. The Company has credit guidelines that limit the Company's current and potential credit exposure to any one customer or counterparty and to aggregates of customers or counterparties by type of business activity. Specific credit risk limits based on these credit guidelines also are in place for each type of customer or counterparty (by rating category).

The Credit Department administers limits, monitors credit exposure, and periodically reviews the financial soundness of customers and counterparties. The Company manages the credit exposure relating to its trading activities in various ways, including entering into master netting agreements, collateral arrangements, and limiting the duration of exposure. Risk is mitigated in certain cases by closing out transactions, entering into risk reducing transactions, assigning transactions to other parties, or purchasing credit protection.

Concentration Risk

The Company is subject to concentration risk by holding large positions in certain types of securities or commitments to purchase securities of a single issuer. Financial instruments owned by the Company include U.S. government and agency securities which, in the aggregate, represent approximately 73% of the Company's total assets at November 30, 2007. In addition, all of the collateral held by the Company for reverse repurchase agreements, which represented approximately 1% of the Company's total assets at November 30, 2007, consists of securities issued by the U.S. government or federal agencies. The Company seeks to limit concentration risk through the use of the systems and procedures described in the preceding discussions of risk management, market risk and credit risk.

Customer Activities

The Company's customer activities involve the execution and settlement of various securities transactions on behalf of customers. Customer securities activities are transacted on a cash basis.

The Company's customer activities may expose it to off-balance sheet credit risk. The Company may have to purchase or sell financial instruments at prevailing market prices in the event of the failure of a customer to settle a trade on its original terms or in the event, cash and securities in customer accounts are not sufficient to fully cover customer losses. The Company seeks to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulations and Company policies.

Derivative Contracts

In the normal course of business, the Company enters into a variety of derivative contracts related to financial instruments. The Company uses forward and option contracts and futures in its trading activities. In addition, financial futures and forward contracts are actively traded by the Company and are used to hedge proprietary inventory. These instruments generally represent future commitments to purchase or sell other financial instruments on specific terms at specified future dates. None of these products have maturities extending beyond one year.

Credit risk with respect to derivative instruments arises from the failure of a counterparty to perform according to the terms of the contract. The Company's exposure to credit risk at any point in time is represented by the fair value of the contracts reported as assets. The Company monitors the creditworthiness of counterparties to these transactions on an ongoing basis and requests additional collateral when deemed necessary. The Company believes the ultimate settlement of the transactions outstanding at November 30, 2007 will not have a material effect on the Company's financial condition.

The credit quality of the Company's trading-related derivatives (both listed and OTC) at November 30, 2007 is summarized in the table below, showing the fair value of the related assets by counterparty credit rating. The actual credit ratings are determined by external rating agencies or by equivalent ratings used by the Parent's Credit Department:

(In millions of dollars)	AAA	AA	A	BBB	Non Investment Grade	Total
Mortgage-backed securities forward contracts	$20	$354	$45	$ 39	$82	$540
Percent of total	4%	66%	8%	7%	15%	100%

Note 9 - Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes have been provided on a separate entity basis. The Company is included in combined state and local income tax returns with the Parent and certain other subsidiaries of the Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Allocation Agreement with the Parent, all current and deferred taxes are offset with all other intercompany balances with the Parent.

Income Tax Examinations

The Company is under continuous examination by the Internal Revenue Service (the "IRS") and tax authorities in certain states in which the Company has significant business operations, such as New York. The tax years under examination vary by jurisdiction; for example, the current IRS examination covers

1999-2005. The Company regularly assesses the likelihood of additional assessments in each of the taxing jurisdictions resulting from these and subsequent years' examinations. The Company has established tax reserves that the Company believes are adequate in relation to the potential for additional assessments. Once established, the Company adjusts tax reserves only when more information is available or when an event occurs necessitating a change to the reserve. The Company believes that the resolution of tax matters will not have a material effect on the financial condition of the Company.

Note 10 - Stockholder's Equity and Liquid Capital Requirements

The preferred stock is non-cumulative, participating preferred stock valued at liquidation preference and pays dividends semi-annually contingent upon a certain level of net income. The dividend rate is based upon the six-month U.S. Treasury bill yield. There were no dividend payments on preferred stock during the year ended November 30, 2007.

As a registered government securities dealer, the Company is subject to the financial responsibility requirements of Section 402.2 of the regulations under Section 15C of the Securities Exchange Act of 1934. Under the capital requirements of Section 402.2 of the regulations, the Company's liquid capital, as defined, must exceed the greater of 120% of its total haircuts, as defined, or its total haircuts plus $250. At November 30, 2007, the Company's liquid capital was $634,752, which exceeded the amount required by $451,942. Pursuant to Section 402.2 of the regulations, no equity capital may be withdrawn if, after giving effect to such withdrawal, the ratio of liquid capital to total haircuts would be less than 1.5 to 1. Total haircuts at November 30, 2007 were $152,342 which resulted in a ratio of liquid capital to total haircuts of 4.2 to 1.

Advances to the Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the capital rules under Section 15C of the Securities Exchange Act of 1934.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 28, 2008

Morgan Stanley Market Products Inc.
1585 Broadway
New York, NY 10036

In planning and performing our audit of the financial statements of Morgan Stanley Market Products Inc. (the "Company") as of and for the year ended November 30, 2007 (on which we issued our report dated January 28, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Section 405.2 in the following respects: (1) making the periodic computations of total haircuts and liquid capital under Section 402.2; and the reserve required by Section 403.3; (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Section 404.5.; and (3) in obtaining and maintaining physical possession or control of all fully paid securities of customers as required by Section 403.4.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Department of Treasury's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Section 405.2 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Department of Treasury to be adequate for its purposes in accordance with the regulations under Section 15C of the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2007, to meet the Department of Treasury's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Department of Treasury, the Financial Industry Regulatory Authority, the Federal Reserve Bank of New York, the Securities and Exchange Commission, and other regulatory agencies that rely on Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934 in their regulation of government securities brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

END